Exhibit 21.1

Subsidiaries of Cordyceps Sunshine Biotech Holdings Co., Ltd.

Subsidiaries	Place of Incorporation
Cordyceps Sunshine Biotech Co., Limited. (Hong Kong)	Hong Kong SAR
Chengdu Skyherb Biotechnology Co., Ltd. (China)	People’s Republic of China